THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

Milwaukee, Wisconsin

and

HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

Orlando, Florida

HA-NMLI-02/HA3518

CONTENTS

Section 1	Currency	1

2	Administration and Expenses	1

3	Claims	1

4	Error and Oversight	3

5	Offset	3

6	Inspection of Records	4

7	Insolvency of NML	4

8	Arbitration	4

9	Premium Taxes	5

10	Changes in Circumstances of Reinsurer	5

11	Choice of Law	6

12	Assignment and Transfer	6

13	Publication Prohibited	6

14	Severability	6

15	Execution, Duration, and Termination of Agreement	7

16	DAC Tax	7

17	Confidentiality	8

18	Compliance	12

19	Entire Agreement	13

This Agreement by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin (“NML”) and Hannover Life Reassurance Company of America, Orlando, Florida (“Reinsurer”) is effective for applications signed on or after November 13, 2015.

Any applicable distribution of the pooling is set forth in Exhibit A.

NML and Reinsurer agree as follows:

1.	Currency

1.1 All amounts reinsured under this Agreement and all payments by NML and Reinsurer shall be in United States dollars.

2.	Administration and Expenses

2.1 NML will self-administer all reinsurance provided under this Agreement by providing: (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes except for Excess policies; (c) monthly records of reinsured policies in force, as well as new issues, terminations, and other changes except for Excess policies; and (d) monthly summaries and records of statutory reserves on reinsured policies.

2.2 Upon request, NML will furnish Reinsurer with specimen copies of its application and policy forms, and such tables of rates and values as are reasonably required for proper administration of the business reinsured under this Agreement.

2.3 NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

3.	Claims

3.1 NML shall give Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. Reinsurer will abide by all claim payments and settlements of NML. Upon request, NML will give Reinsurer copies of proofs and other documents bearing on a claim.

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3.2 Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. Reinsurer’s share shall be due within twenty (20) days of receipt by the Reinsurer of notification by NML that the claim has been settled.

3.3 Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim, provided that such amount is required by law, the policy or NML Company policy.

3.4 In the event of adjustment by NML in the amount of any claim due to misstatement of age or sex of the insured, reinsurance under this Agreement will be recalculated as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted (without interest) retroactively to reflect the correct age and sex. Reinsurer will then participate in the adjusted claim amount, each in the same share as it held before discovery of the misstatement.

3.5 In the event of misstatement of tobacco habits, NML shall have sole authority to rescind the policy or to adjust the policy premium or benefits accordingly. In the event the policy premium is adjusted, reinsurance premiums shall be retroactively adjusted (without interest) accordingly; and Reinsurer shall pay its respective share of the net settlement made by NML. In the event of rescission, NML shall recover from Reinsurer all net reinsurance premiums on the policy rescinded.

3.6 NML and Reinsurer shall bear, according to their share of the risk on the affected policy, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML’s or any subsidiary or affiliate’s salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

3.7 NML shall not be required to notify Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. Reinsurer shall pay their respective shares of the costs of any such contest or defense, including their shares

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of any costs of a rescission action, but Reinsurer shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML’s actions.

3.8 In the event of a rescission, NML shall recover from Reinsurer all reinsurance premiums, net of allowances, on the policy rescinded.

3.9 Reinsurer shall pay NML the Survivorship Waiver Benefit risk amount, also known as Death Waiver Benefit, which is calculated as the present value of the future premiums expected to be waived as a result of the first death of an insured life, if reinsured under this Agreement.

4.	Error and Oversight

4.1 If, through unintentional error, oversight, omission, or misunderstanding (collectively referred to as “errors”), Reinsurer or NML fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position it would have occupied if the error had not occurred, including the effect of the time value of money, using the 13-week U.S. Treasury Bill rate or such other rate to which the parties may agree.

4.2 If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to fashion a prompt resolution to the situation created by the error that is fair and reasonable and most closely approximates the intent of the parties as evidenced by this Agreement. However, Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement. If either party discovers that NML has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, Reinsurer may require NML to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

5.	Offset

5.1 Any amount which either NML or any Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them.

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6.	Inspection of Records

6.1 At any reasonable time during normal business hours and upon prior reasonable written notice, Reinsurer may inspect, at its own expense, at the Home Office of NML, all existing records of applications for policies reinsured under this Agreement and any and all administration records pertaining to reinsurance under this Agreement.

6.2 At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect, at its own expense, at the Home Office of Reinsurer, the Reinsurer’s records pertaining to reinsurance under this Agreement including claims, underwriting, transaction reporting, and in-force listings, but not including any materials both related to pricing and considered confidential or proprietary by Reinsurer.

7.	Insolvency of NML

7.1 In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim Reinsurer may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by Reinsurer shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Reinsurer.

8.	Arbitration

8.1 The parties agree to act in all dealings with the highest good faith; however, if NML and Reinsurer cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through final and binding arbitration in accordance with the Arbitration Rules attached as Exhibit C. The parties agree that the threshold question of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on

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applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries. Notwithstanding the foregoing, this section shall not apply to any action in which one party seeks injunctive relief or any other form of equitable remedy.

8.2 The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§ 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Section 8.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and Reinsurer hereby consent to the jurisdiction of such court to enforce this Section 8 and to confirm and enforce the performance of any arbitration award obtained hereunder.

8.3 In any dispute between NML and Reinsurer which involves more than one reinsurance agreement between NML and Reinsurer, the parties agree that the arbitration provision in the reinsurance agreement with the most recent effective date, not including any amendment, shall govern the arbitration.

8.4 Notwithstanding anything in this Agreement to the contrary, however, Reinsurer may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

9.	Premium Taxes

9.1 Reinsurer will not reimburse NML for premium taxes.

10.	Changes in Circumstances of Reinsurer

10.1    In view of the importance of financially sound reinsurers to the financial security of NML’s policyholders, NML and Reinsurer agree to the information, security, transfer of risk, and other provisions set forth in attached Exhibit E, Changes in Circumstances of Reinsurer.

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11.	Choice of Law

11.1    This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

12.	Assignment and Transfer

12.1    This Agreement may not be assigned or transferred by NML without the prior written consent of Reinsurer; and this Agreement, any rights or duties under this Agreement, or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML’s prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by Reinsurer, it being understood that all retrocessions are governed by Exhibit E.

13.	Publication Prohibited

13.1    Reinsurer shall not publish (whether orally or in writing) or otherwise use its reinsurance relationships with NML in connection with its direct insurance operations, if any; provided, however, that Reinsurer may disclose its reinsurance relationships with NML, and facts pertinent thereto to regulatory authorities, outside auditors, and in material filed with regulatory authorities as required by law.

13.2    NML shall not publish (whether orally or in writing) or otherwise use its reinsurance relationships with Reinsurer in connection with product marketing; provided, however, that NML may disclose its reinsurance relationship with Reinsurer, and the facts pertinent thereto, to, inter alia, regulatory authorities, outside auditors, and in material filed with regulatory authorities as required by law.

14.	Severability

14.1    If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

14.2    If the operation of any provision of Exhibit E of this Agreement is determined, by any regulatory authority having jurisdiction, to foreclose NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election declare such provision to be null and void as to Reinsurer, whereupon it shall be so, the parties to abide by the remainder of this Agreement in accordance with its terms.

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15.	Execution, Duration, and Termination of Agreement

15.1    This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

15.2    This Agreement shall be of unlimited duration. It may be amended at any time as to all parties upon written agreement of all parties; it may be amended at any time as to NML and Reinsurer upon written agreement, signed by NML and the Reinsurer. In addition to termination rights afforded by Exhibit E, this Agreement may be terminated by NML or Reinsurer with respect to future new issues but only to be effective as of applications signed on or after January 1 of a succeeding calendar year as specified in a written notice to be provided at least 120 days prior to the effective date of the termination. In any case of termination under this Section 15.2, however, the terminating or terminated Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

16.	DAC Tax

16.1    NML and Reinsurer represents and warrants that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the “Code”).

16.2    NML and Reinsurer (for purposes of this section each, singularly, a “party” and collectively, the “parties”) agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code (“Regulations”):

  16.2.1    The party with a positive net consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

  16.2.2    For purposes of this section, “consideration” shall be determined in accordance with Section 1.848-2(f) of the Regulations.

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  16.2.3    The parties agree to exchange information pertaining to the amount of net consideration under this Agreement to effect this election and to ensure consistency in the computation of net consideration.

  16.2.4    NML will submit a Schedule to Reinsurer by April 1 of each year of its calculation of the net consideration under this Agreement for the preceding calendar year. Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

  16.2.5    This election shall be effective for all taxable years for which this Agreement remains in effect.

17.	Confidentiality

17.1    As used in this Agreement, the term “Confidential Information” means any and all information, data, materials, etc., regarding or relating to a party, its business, its customers, its employees, its agency force, and its subsidiaries and affiliates, that a party has received or will receive from the other party or that a party has access to as a result of Reinsurer providing products and/or services to NML. By way of example, Confidential Information includes, but is not limited to, (a) any technical and/or business information relating to a party’s products, research and development, production, costs, information systems, profit or margin information, finances, marketing, business processes or procedures, future business plans, and (b) any information, data or materials containing personally identifiable information regarding current, prospective or former applicants, policyowners, insureds, payers, beneficiaries, annuitants, employees, agents, and/or any other client of a party and/or its subsidiaries or affiliates. The following type of information is not subject to the disclosure and use restrictions of this Agreement: (a) information that is generally known to the public without breach of this Agreement, (b) information that is independently developed by the receiving party without use or reference to Confidential Information as demonstrated by tangible evidence, or (c) information

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that was disclosed to the receiving party by a third party without any restrictions on its use or disclosure, provided the third party is not, to the best of the receiving party’s knowledge, itself in breach of any obligations of confidence with respect to such information.

17.2    The parties acknowledge that either party has received and/or will receive or has had access to and/or will have access to Confidential Information of the other party. Each party, its directors, officers, employees, representatives, agents, contractors and advisors, agrees to treat all Confidential Information as confidential by, among other things, maintaining a secure system for the handling of Confidential Information and exercising at least that degree of care that a party exercises with respect to maintaining the confidentiality of its own proprietary or confidential information that it desires not to be disclosed to a third party, but in no event less than a commercially reasonable degree of care. In that regard and without limiting the generality of the foregoing, each party agrees to employ the following practices:

  17.2.1    Each party will restrict disclosure of Confidential Information solely to those of its employees with a need to know and will not disclose the Confidential Information of the other party to any third party without that party’s prior written authorization unless the Confidential Information otherwise becomes publicly available or the disclosure is in the reasonable judgment of either party’s counsel, required by law or has been mandated by law, in which case the non-disclosing party will be notified of the disclosure. The disclosing party will indemnify the other party, and hold the other party harmless against, any loss, liability, costs or expenses (including reasonable attorney fees with counsel of the other party’s choice) incurred out of any acts or omissions of any subcontractor or third party to which it discloses information. Reinsurer represents that it reviews its third party contractors’ controls periodically, at least annually, to ensure that such third party contractors have the same or similar controls to Reinsurer to process and manage the Confidential Information;

  17.2.2    Each party will advise its employees and contractors, who receive or have access to the Confidential Information of the other party, of the obligation of confidentiality hereunder (NML agrees that notice by Reinsurer to its employees and contractors of a general Reinsurer policy regarding confidentiality of information is sufficient to satisfy this clause, provided that NML is provided with a copy of the policy statement regarding

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confidentiality and any confidentiality agreement to be signed by each employee/contractor acknowledging their responsibility to maintain confidentiality and NML agrees that NML’s Confidential Information is adequately covered by such statement/agreement);

  17.2.3    Each party will notify the other party promptly of any theft, loss, misplacement, or breach of security of any Confidential Information, in whatever form, and of any disclosure of any Confidential Information in violation of this Agreement.

Each party represents and warrants that it has appropriate procedures and systems, as defined by industry best practices, to protect the security and confidentiality of any Confidential Information of the other party to which it has access, including without limitation, any Confidential Information discarded by either party. Each party agrees to maintain throughout the term of this Agreement appropriate procedures and systems to protect the security and confidentiality of any Confidential Information of the other party to which it has access.

17.3    Each party agrees to use the Confidential Information of the other party for the sole purpose of performing its obligations under this Agreement. Each party agrees not to permit the use or possession of Confidential Information of the other party in whole or in part for any purpose, regardless of its relationship to the services to be provided by Reinsurer, by any third party not authorized in advance and in writing by the other party per the requirements in 17.2 above. At the termination of this Agreement, each party shall, at the other party’s option, either promptly return to such party the originals and all copies of any material, in whatever medium or form, containing Confidential Information or dispose of the Confidential Information in a secure manner so as to protect against unauthorized access to the discarded Confidential Information.    Upon request, either party shall provide the other party with a certificate of destruction or other documentation indicating that it has complied with this paragraph. Neither party nor its representatives will be required to delete or destroy Confidential Information that is required to be retained pursuant to internal record retention policies and procedures or that is not capable of being deleted from computer systems without undue expense or effort: provided, however that the obligations of this Section 17 shall continue to apply to such Confidential Information for so long as it is retained.

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17.4    Reinsurer specifically agrees that NML, and any third party retained by NML for such purpose, shall have the right at its discretion to visit any relevant Reinsurer’s business site and to audit the security of the relevant Reinsurer’s sites, systems, procedures, and equipment. Any Reinsurer site visit and/or audit of Reinsurer’s procedures, systems and equipment shall be subject to such reasonable Reinsurer policies and practices as are in effect for Reinsurer visits and audits to maintain the security of Reinsurer’s site and the confidentiality of information which is proprietary and confidential to Reinsurer.

17.5    All employees or contractors of Reinsurer who, on behalf of Reinsurer, regularly provide services on-site at NML shall sign NML’s then existing “Northwestern Mutual Statement on Confidentiality & Other Company Policies” on an annual basis.

17.6    In the event a party is directed by valid court order or other judicial or administrative process to disclose the Confidential Information of the other party, the disclosing party agrees to provide the other party with prompt notice of such order or process, if not legally prohibited from doing so, so that such party may seek a protective order or other remedy.

17.7    The parties agree and acknowledge that a party shall suffer irreparable harm, damage, and loss in the event that any of its Confidential Information is used for unauthorized purposes or comes into the possession of any unauthorized person. Accordingly, in the event of any breach or threatened breach of this Agreement, either party shall be entitled to seek injunctive relief, including specific performance, in addition to all other remedies available at law or in equity.

17.8    Neither party shall not do either of the following without the prior written consent of NML: (i) store any Confidential Information of NML outside of the United States, or (ii) access remotely from outside the United States any Confidential Information of NML. Further, to the extent that Reinsurer is performing services for NML under this Agreement between Reinsurer and NML, Reinsurer shall not, without the prior written consent of NML, perform any services outside of the United States for or on behalf of NML.

17.9    The parties agree to comply with any and all applicable federal and state laws and regulations pertaining to the safeguarding and privacy of Confidential Information.

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17.10    This Agreement governs the parties’ obligations with respect to Confidential Information as defined in Section 17. All Confidential Information disclosed in connection with the performance of services under this Agreement shall be and remain the absolute and exclusive property of the disclosing party forever. The obligations specified in this Section 17 shall continue for as long as a party possesses or has access to Confidential Information of the other party.

18.	Compliance

18.1    NML and Reinsurer each represent and warrant that they are in compliance with all the laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement, as they pertain to sanction laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and with Trade Embargo Laws, as such laws may be amended from time to time (collectively, the “Laws”).    Neither party will be required to take any action under this Agreement that would violate said Laws, including but not limited to, making any payments in violation of the Laws.

NML will not cede or otherwise transfer to Reinsurer any policy whose owner or insured of such policy, is at the time, is known by NML to be prohibited from owning the policy under the Laws. In the event that NML pays a beneficiary that it knows is prohibited from receiving such funds under the Laws, NML will not seek reimbursement from Reinsurer.. Should either party discover or otherwise become aware that a reinsurance transaction has been entered into or a payment has been made in violation of the Laws, the party who first becomes aware of the violation will notify the other party within five (5) business days of such discovery, and the party will provide to the other party written notice of all information known regarding the identity of the Prohibited Person, including the name, date of birth, country, state or province and street address of the residence and/or business, social security number, driver’s license number or other government identification number, and the telephone number(s) of such Prohibited Person. The parties will cooperate in order to take all necessary corrective actions.

18.2    NML and Reinsurer each represent that it is in compliance with all the laws and requirements applicable to it and to the business reinsured under this Agreement, as they pertain to the Foreign Account Tax Compliance Act (“FATCA”) as codified by the U.S.

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Internal Revenue (“IRS”) Code. On or before the effective date of this Agreement, NML and Reinsurer will each provide to the other party, any FATCA documentation (or verification thereof) required by the IRS.

If NML and Reinsurer fail to provide the other party with the required FATCA documentation in a timely manner, the party that has not received the documentation will have the right to withhold from the party that has failed to provide such documentation, any amounts necessary, up to the maximum amount allowed by law, in order to be in compliance with FATCA.

19.	Entire Agreement

19.1    This Agreement, including the Exhibits, constitutes the entire agreement between NML and Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement.

19.2    The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

This Agreement is executed in duplicate by NML and Reinsurer by their respective officers duly authorized to do so on the date below.

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY		HANNOVER LIFE REASSURANCE COMPANY OF AMERICA

By:	/s/ Paul W. Skalecki	By:	/s/ Tim McGrath

Name:	Paul W. Skalecki	Name:	Tim McGrath

Title:	Vice President Actuary	Title:	Vice President

By:	/s/ J. Wesley Warren	By:	/s/ Suzanne Downey

Name:	J. Wesley Warren	Name:	Suzanne Downey

Title:	Asst. Gen. Counsel & Asst. Sect.	Title:	Vice President

Date Signed:	12-14-15	Date Signed:	12/22/2015

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